                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ----------------

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 5)

                                ----------------

                               COMSAT CORPORATION
                           (Name of Subject Company)

                                  REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                 (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1):  $1,169,509,386  Amount of Filing Fee:  $227,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid: $227,901           Filing Parties:  Regulus, LLC and
                                                  Lockheed Martin Corporation

Form or registration no.: Schedule 14D-1   Date Filed: September 25, 1998

                        (Continued on following page(s))

                              (Page 2 of 6 pages)

     This Amendment No. 5 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

     The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following thereto:

     (a)(13) Text of News Release issued by Representative Tom Bliley and Senator Conrad Burns dated January 22, 1999 and accompanying letter from Representative Tom Bliley and Senator Conrad Burns to William
             E. Kennard, Chairman of the Federal Communications Commission.

     (a)(14) Text of Joint Press Release issued by Parent and the Company on January 22, 1999.

                              (Page 3 of 6 pages)

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        January 25, 1999



                                        REGULUS, LLC



                                        By: /s/ Stephen M. Piper
                                            ------------------------------------
                                        Name: Stephen M. Piper
                                        Title: Vice President

                              (Page 4 of 6 pages)

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        January 25, 1999



                                        LOCKHEED MARTIN CORPORATION





                                        By: /s/ Stephen M. Piper
                                            ------------------------------------
                                        Name: Stephen M. Piper
                                        Title: Assistant Secretary

                              (Page 5 of 6 pages)

                               14D-EXHIBIT INDEX


EXHIBIT       DESCRIPTION
-------       -----------

(a)(13) Text of News Release issued by Representative Tom Bliley and Senator Conrad Burns dated January 22, 1999 and accompanying letter from Representative Tom Bliley and Senator Conrad Burns to William E. Kennard, Chairman of the Federal Communications Commission.



(a)(14) Text of Joint Press Release issued by Parent and the Company on January 22, 1999.

                              (Page 6 of 6 pages)